Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Evergreen Resources, Inc.
Commission File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below is a press release dated September 17, 2004, announcing Pioneer’s preliminary assessment of damage to its production facilities in the Gulf of Mexico caused by Hurricane Ivan.

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NEWS RELEASE

Investor Relations Contacts:
Susan Spratlen or Chris Paulsen (972) 444-9001

Pioneer Reports Preliminary Assessment Due to Hurricane

Dallas, Texas, September 17, 2004 — Pioneer Natural Resources Company (“Pioneer”) (NYSE:PXD) announced today that it is in the process of inspecting its production facilities in the Gulf of Mexico to assess the damage inflicted by Hurricane Ivan.

A visual inspection of the facilities at the Devils Tower field has confirmed that the production spar is in place having incurred damage including the loss of the platform derrick used in well completion activities. Further inspection is needed to determine the extent of the damage and its impact on the timing for resuming production from the three wells online prior to the hurricane and for continuing with completion activities for five additional wells drilled to develop the field. Pioneer holds a 25% working interest in the field with net production having reached approximately 5 thousand barrels of oil and 4 million cubic feet of gas per day before operations were suspended in anticipation of the hurricane.

Pioneer maintains business interruption insurance to limit the impact of production interruptions extending beyond 45 days.

The topsides of the Canyon Station platform, part of the Canyon Express gas gathering system appear to have sustained minimal damage. Additional assessment is required to determine the condition of the subsea systems. Pioneer holds interests in the Aconcagua and Camden Hills fields, two of the three fields that produce through the Canyon Express system.

Production from the Pioneer-operated Falcon Corridor was not affected by the storm, and there was no significant damage at Pioneer-operated platforms at Eugene Island 208, East Cameron 322, Vermillion 397 and South Pelto 13. These platforms are back on production except for East Cameron where production start up is awaiting clearance from downstream handling facilities. Production from the inland bays is expected to begin ramping up today and be at full production over the weekend.

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Argentina, Canada, Equatorial Guinea, Gabon, South Africa and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

Pioneer has filed with the SEC a registration statement containing the joint proxy statement–prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer has also filed other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement–prospectus regarding the proposed merger because they contain important information. You can obtain a free copy of the joint proxy statement–prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement–prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement–prospectus regarding the proposed merger.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of the stockholders of Pioneer and Evergreen or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.